EXHIBIT 99.1
RADVISION LTD.
Press Release

Corporate Contact:	Corporate Contact:	Investor Relations:
Adi Sfadia	Robert Romano	June Filingeri
Chief Financial Officer	VP Enterprise Marketing	Comm-Partners LLC
Tel: +1 201-689-6340	Tel: +1 512-328-4617	Tel: +1 203-972-0186
cfo@radvision.com	rromano@radvision.com	junefil@optonline.net

RADVISION to Report Second Quarter 2010 Results On August 4th

TEL AVIV, July 1, 2010 – RADVISION (Nasdaq: RVSN), a leading technology and end-to-end solution provider for unified visual communications including video network infrastructure, developer tools and high definition (HD) room, desktop and mobile video conferencing systems, will report its financial results for the second quarter of 2010 on Wednesday, August 4, 2010. The press release will be issued at approximately 8:00 a.m. (Eastern).

Second Quarter 2010 Conference Call:

Date: Wednesday, August 4, 2010
Time: 9:00 a.m. (Eastern)
Dial-In: 1-877-601-3546
             +1-210-839-8500 (International dialers)
Passcode:   “RADVISION”

Boaz Raviv, Chief Executive Officer, and Adi Sfadia, Chief Financial Officer, will review the quarter’s results, discuss the Company’s outlook and take questions from analysts and institutional investors on the call.

Webcast:

A live webcast of the conference call will be available on the Company's website and archived on the site until the next quarter. Simply click on the following link or copy it onto your browser: www.radvision.com/Corporate/Investors/FinancialReports/.

Presentation:

A PowerPoint presentation highlighting key financial metrics will be available in the Investor Relations section of the company’s website, www.radvision.com.  The presentation will be available beginning at 8:00 a.m. (Eastern) on August 4th and remain on the site through the third quarter of 2010.

Conference Call Replay:

Date:      August 4 to August 10, 2010 (Available approximately one hour after call conclusion)
Dial-In:  1-866-391-4971
              +1-203-369-0424 (International dialers)

About RADVISION

RADVISION (Nasdaq: RVSN) is the industry’s leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless – for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. To gain additional insights into our products, technology and opinions, visit blog.radvision.com. For more information about RADVISION, visit www.radvision.com.